Exhibit 99.2

LUMENIS LTD.

PROXY FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 18, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints Aviram Steinhart, William Weisel, Ziv Levi and David Shulman and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on February 8, 2008, at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Tuesday, March 18, 2008 at 1:30 p.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If the declaration of personal interest is properly made, and no direction is made with respect to the manner of vote, this Proxy will be voted FOR the proposal as set forth in the Proxy Statement and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

March 18, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

” Please detach along perforated line and mail in the envelope provided. ”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE UNDERMENTIONED PROPOSAL PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

DECLARATION AS TO PERSONAL INTEREST
			YES	NO
	1.	Are you a Settlement Class member? (Please mark the appropriate box on the right.)	☐	☐
NOTE: You must answer "YES" if you purchased any securities of Lumenis between October 2, 2000 and March 7, 2006, and you are not excluded from the Settlement Class (as described on page 25 of the Proxy Statement.)
			YES	NO
	2.	Do you have a personal interest in the approval of the proposed resolution? (Please mark the appropriate box on the right.)	☐	☐
WARNING: Indicate your Vote in either A. or B. on the right, depending on whether or not you have a personal interest.	NOTE: You must answer "YES" if the following apply:(i) if you answered YES to Question 1 above; or (ii) if you, or a related party of yours, have a personal interest in the approval of the proposal below, under any of the categories of personal interest described on pages 24 and 25 of the Proxy Statement.
Your vote will be invalid if you respond in both sections A. and B; or if you respond in section A. after answering NO to Questions 1 and 2 on the right; or if you respond in section B. after answering YES to either Question 1 or Question 2 on the right.
Failure to indicate whether or not you have a personal interest will disqualify your vote.
A shareholder intentionally making a false indication as to the existence or absence of a personal interest may be subject to sanctions under law.	THE PROPOSAL
To approve and authorize the proposed settlement of the securities class action litigation against the Company and expenses incurred by the Company in connection with the defense of securities litigation matters.

SHAREHOLDERS THAT HAVE A PERSONAL INTEREST
			FOR	AGAINST	ABSTAIN
	A.	IF YOU HAVE A PERSONAL INTEREST (namely, you answered YES to Question 1 or Question 2 above), indicate your vote on the Proposal by marking one of the boxes on the right	☐	☐	☐
SHAREHOLDERS THAT DO NOT HAVE A PERSONAL INTEREST
			FOR	AGAINST	ABSTAIN
	B.	IF YOU DO NOT HAVE A PERSONAL INTEREST (namely, you answered NO to Question 1 and Question 2 above), indicate your vote on the Proposal by marking one of the boxes on the right.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐
IMPORTANT: DO NOT RESPOND TO BOTH A. AND B. ABOVE.

Signature of shareholder	Date:	Signature of shareholder	Date:
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.